Exhibit 1
Noah Education Announces Selected Estimated Results for
the Fourth Quarter Fiscal 2010
SHENZHEN, China — July 26, 2010 — Noah Education Holdings Ltd. (“Noah”) (NYSE: NED), a leading provider of interactive educational content and education services in China, today announced its selected estimated financial results for the fourth quarter of fiscal 2010 ended June 30, 2010.
The Company’s financial statements for the quarter ended June 30, 2010 have not been finalized and are subject to completion of its normal quarter-end closing procedures. Therefore, the selected estimated financial data set forth below may be subject to adjustment, and the actual results could differ materially from the expected results provided.
Noah expects net revenue for the fourth quarter of fiscal 2010 to be approximately RMB55.6 million (US$8.2 million), representing a 53% decrease over the fourth quarter of fiscal 2009. Net revenue from the Company’s Electronic Learning Product (ELP) business and education services business was RMB45.3 million (US$6.7 million) and RMB10.3 million (US$1.5 million), respectively. The Company had previously expected to generate net revenue in the range of RMB129 million (US$18.9 million) to RMB135 million (US$19.8 million) for the quarter, including RMB121 million to RMB126 million from its ELP business and RMB8 million to RMB9 million from its education services business.
This decrease in ELP net revenue was due to disruptions encountered during the implementation of the Company’s channel realignment initiative and, in particular, its efforts to introduce new distributors. The disruptions arose from the absence of sufficient measures to ensure adequate distribution capability and capacity during the process. As Noah shifts its focus in the ELP business towards devices designed to appeal to selected market segments, the strategic realignment of its channel distribution network is intended to increase penetration in the Company’s target markets, enhance geographical reach, and maximize revenue opportunities.
The Company underestimated the disruption caused by the accelerated realignment plan and the impact that the addition of new distributors would have on its relationship with existing distributors and on Noah’s overall distribution capability. Taking these factors into account, Noah is now focusing on maintaining the effectiveness of its distribution network, while simultaneously working with selected new distributors to expand and optimize its network.

Mr. Yi Liu has stepped down from his role as Noah’s Vice President, Sales. The Company’s President and Chief Operating Officer, Mr. Benguo Tang, will oversee the position until a replacement is identified. As one of Noah’s founders, Mr. Tang has been instrumental in building the Company’s distribution network for its ELP business, and he has the experience necessary to rectify and execute the implementation of Noah’s new channel strategy that will enhance its network.
As the Company puts in place remedial measures to execute on its channel realignment strategy, ELP sales have recently begun to stabilize; however, management forecasts this transitional period will continue over the next two quarters.
Mr. Dong Xu, Noah’s Chairman and Chief Executive Officer, said, “Strengthening Noah’s ELP distribution channels remains a strategic imperative to capitalize on opportunities to increase revenues from this segment of the business. Realigning our distribution channels to maximize revenue opportunities and to reflect our focus on devices designed to appeal to selected market segments should increase penetration of our target markets, as well as enhance our geographical reach. Supported by our strategic investment in Franklin, which has already begun to contribute to our original design manufacturing revenue, I believe Noah’s ELP business is fundamentally solid.”
“In our educational services segment, Little New Star revenues exceeded the top of our quarterly guidance range by 14%. We continue to view education services as our main growth driver going forward, and we will continue to actively pursue accretive acquisitions within this segment to drive acquisitive growth.”
Conference Call
Noah has scheduled an investor conference call at 5:00 a.m. (Pacific) / 8:00 a.m. (Eastern) / 8:00 p.m. (Beijing/Hong Kong) on July 26, 2010 to discuss its selected estimated results for the fourth quarter fiscal 2010. Individuals interested in participating in the call may do so by dialing:

		Toll Free	Toll
United States		1.800.706.7749	1.617.614.3474
China	— South	China Telecom 10 800 130 0399
China Netcom 10 800 852 1490
	— North	China Telecom 10 800 152 1490
Hong Kong		800 96 3844
International			1.617.614.3474
Passcode		“Noah Education” or “Noah” or “NED”
Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay will be available shortly after the call until August 2, 2010 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International Dial In		1-617-801-6888
Passcode	88963727
A live webcast of the conference call and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.
About Noah
Noah Education Holdings Limited is a leading provider of interactive educational content and education services in China. Noah’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, kids’ English training and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for kids in China aged 3-19. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah also provides a kids’ English training service under the brand Little New Star in its direct-owned schools and approximately 724 franchise schools throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.
For more information about Noah, please visit http://www.noahedu.com.cn.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on September 24, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaims any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:

Investor Contact:	Investor Relations (US):
Jerry He	Kelly Gawlik
CFO and Executive Vice President	Taylor Rafferty
Noah Education Holdings Ltd	Tel: +1-212-889-4350
Tel: +86-755-8204-9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com
Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com

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